Exhibit 99.1

WANG & LEE GROUP, INC. Announces 2023 Unaudited Interim Financial Results

WANG & LEE GROUP, Inc. (Nasdaq: WLGS) (“WLGS” or the “Company”), is a British Virgin Islands holding company with operations conducted by its subsidiaries in Hong Kong. The group is a construction prime and subcontractor engaging in the installation of Electrical & Mechanical Systems (“E&M”), which include low voltage (220v/phase 1 or 380v/phase 3) electrical systems, mechanical ventilation and air-conditioning (“MVAC”) systems, fire service systems, water supply and sewage disposal system installation and fitting out for the public and private sectors. The group’s vision is to operate as a conglomerate to build synergy within its own sustainable ecosystem thereby creating value to its shareholders, today announced its unaudited operating results for the six months ended June 30, 2023.

2023 Interim Results Overview

Revenue

Our sales were $1.44 million for the six months ended June 30, 2023, which increased by $0.19 million, or 15.2% from $1.25 million for the same period of 2022. During the six months ended June 30, 2023, we through WANG & LEE CONTRACTING LIMITED earned construction income of $1.44 million, compared to income of $1.25 million in 2022.

Below is the summary presenting the Company’s revenues disaggregated by products and services and timing of revenue recognition:

	For the six months ended June 30,
Revenue by recognition over time	2023	2022
	(Unaudited)	(Unaudited)
Revenue by recognition over time	$1,437	$1,250
	$1,437	$1,250

	For the six months ended June 30,
Revenue by major product line	2023	2022
	(Unaudited)	(Unaudited)
Low voltage electrical system	$707	$818
MVAC systems	328	-
Out-fitting	381	279
Water supply and sewage disposal system installation	14	95
Fire safety system	7	58
	$1,437	$1,250

Cost of revenues

For the six months ended June 30, 2023, cost of revenues increased by $0.31 million, or 35.6%, to $1.18 million from $0.87 million for the six months ended June 30, 2022. The increase was in line with the revenue growth.

Gross profit

Our gross profit was $0.25 million for the six months ended June 30, 2023, compared to gross profit of $0.38 million for the same period of 2022.

General and administrative expenses

General and administrative expenses amounted to approximately $1.89 million for the six months ended June 30, 2023, $1.27 million or 204.8% higher than $0.62 million for the same period of 2022. This increase was mainly due to increase of listing fee and salary payment.

General and administrative expenses include rental expenses, staff salary and benefits, legal and professional fees, office expenses, travel expenses, entertainment, depreciation and listing fee.

Finance cost

Finance cost amounted to $24,597 for the six months ended June 30, 2023, $10,662 or 76.5% higher than $13,935 for the same period of 2022.

Other Income

Other income amounted to $41,877 for the six months ended June 30, 2023, $27,939 or 200% higher than $13,938 for the same period of 2022.

Net loss

As a result of the various factors described above, net loss for the six months ended June 30, 2023 was $1.62 million, as compared to $0.24 million for the same period of 2022.

About WANG & LEE GROUP, Inc.

WANG & LEE GROUP, Inc. is a British Virgin Islands holding company with operations conducted by its subsidiaries in Hong Kong. The group is a construction prime and subcontractor engaging in the installation of Electrical & Mechanical Systems, which include low voltage (220v/phase 1 or 380v/phase 3) electrical systems, mechanical ventilation and air-conditioning systems, fire service systems, water supply and sewage disposal system installation and fitting out for the public and private sectors. The group’s vision is to operate as a conglomerate to build synergy within its own sustainable ecosystem thereby creating value to its shareholders, today announced its unaudited operating results for the six months ended June 30, 2023. For more information about WLGS, please visit our investor relations website:

https://www.wangnleegroup.com/

Safe Harbor and Informational Statement

This announcement contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words “believe,” “expect,” “anticipate,” “future,” “will,” “intend,” “plan,” “estimate” or similar expressions, are “forward-looking statements”. Forward-looking statements in this release include, without limitation, the effectiveness of the Company’s multiple-brand, multiple channel strategy and the transitioning of its product development and sales focus and to a “light-asset” model. Although the Company’s management believes that such forward-looking statements are reasonable, it cannot guarantee that such expectations are, or will be, correct. These forward-looking statements involve a number of risks and uncertainties, which could cause the Company’s future results to differ materially from those anticipated. These forward-looking statements can change as a result of many possible events or factors not all of which are known to the Company, which may include, without limitation, our ability to have effective internal control over financial reporting; our success in designing and distributing products under brands licensed from others; management of sales trend and client mix; possibility of securing loans and other financing without efficient fixed assets as collaterals; changes in government policy in China; China’s overall economic conditions and local market economic conditions; our ability to expand through strategic acquisitions and establishment of new locations; compliance with government regulations; legislation or regulatory environments; geopolitical events, and other events and/or risks outlined in WLGS ‘s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and WLGS does not undertake any obligation to update any forward-looking statement, except as required under applicable law.